Siebert Financial Corp.

653 Collins Avenue

Miami Beach, FL 33139

January 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Siebert Financial Corp.
Registration Statement on Form S-3
Filed January 18, 2024
File No. 333-276585

Acceleration Request
Requested Date: Friday, January 26, 2024
Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-276585) (the “Registration Statement”) to become effective on Friday, January 26, 2024 at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Mark T. Hiraide at (310) 312-3768.

Very truly yours,

Siebert Financial Corp.

By:	/s/ Andrew H. Reich
Andrew H. Reich
Executive Vice President